UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2021
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

2Q21 RESULTS EARNINGS RELEASE

PagSeguro Reports Second Quarter Results
2Q21 Consolidated TPV 1 up 154.1% compared to 2Q20;
2Q21 Total Revenue and Income up 74.6% compared to 2Q20.
São Paulo, August 12, 2021 – PagSeguro Digital Ltd. (“PagSeguro” or “we”) announced today its second quarter results for the period ended June 30, 2021. The consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Second Quarter 2021 Financial & Operational Highlights:
•Consolidated TPV1 of R$102.0 billion in 2Q21, growing 154.1%, compared to R$40.1 billion in 2Q20:
•Acquiring TPV2 of R$56.3 billion in 2Q21, up 89.1% compared to R$29.8 billion in 2Q20;
•PagBank TPV3 of R$45.6 billion in 2Q21, up 341.2% compared to R$10.3 billion in 2Q20;
•7.6 million active merchants, an increase of 0.3 million in 2Q21 and 1.8 million in the last twelve months;
•11.2 million PagBank active users4, growth of 2.1 million in 2Q21 and 6.3 million in the last twelve months;
•R$628.6 million in Adjusted EBITDA6, up 34.3% compared to 2Q20;
•Total Revenue and Income of R$2,369.6 million, up 74.6% in comparison to 2Q20;
•R$345.1 million in non-GAAP Net Income, up 12.5% in comparison to 2Q20; and
•R$272.1 million in Net Income, a decrease of 8.2% in comparison to 2Q20.

	At and for the Three Months Ended June 30,
Main Operational and Financial Indicators (R$ millions, except otherwise indicated)	2021	2020	Var.%

Consolidated TPV[1]	101,981.9	40,139.2	154.1%
Active Merchants (last 12 months) - (millions)	7.6	5.8	30.5%
Pagbank Active Users[4] (last 12 months) - (millions)	11.2	4.9	128.6%
Total Net Revenue	2,369.6	1,357.4	74.6%
Net Income	272.1	296.3	(8.2)%
Net Margin (%)	11.5%	21.8%	(10.3) pp
Basic earnings per common share (EPS)[5] - (R$)	0.8242	0.9001
Diluted earnings per common share (EPS)[5] - (R$)	0.8234	0.8976

	At and for the Three Months Ended June 30,
Non-GAAP Main Financial Indicators (R$ millions, except otherwise indicated)	2021	2020	Var.%

Non-GAAP Total Net Revenue	2,369.6	1,357.4	74.6%
Non-GAAP Net Income	345.1	307.0	12.5%
Adjusted EBITDA[6]	628.6	468.2	34.3%
Non-GAAP Net Margin (%)	14.6%	22.6%	(8.0) pp
Non-GAAP Basic earnings per common share (EPS)[5] - (R$)	1.0454	0.9325
Non-GAAP Diluted earnings per common share (EPS)[5] - (R$)	1.0444	0.9299

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see page 22 of this earnings release.
1	Consolidated TPV (“Total payment volume”) means: Acquiring TPV plus PagBank TPV.
2	Acquiring TPV includes PagSeguro Brazil’s TPV, which is the value of payments successfully processed through our end-to-end digital banking ecosystem, net of payment reversals, not including PagBank TPV.
3
PagBank TPV includes prepaid card top-ups, cash cards spending, credit cards, mobile top-ups, wire transfers to different people, cash-in through boletos, bill payments, tax collections, P2P transactions, QR Code transactions, loans, Super App and GMV.

4	PagBank Active users means active merchants using one additional digital account feature/service beyond acquiring and consumers with a balance in their digital account on the last day of the month.
5	Weighted average number of common shares of 330.1 million on June 30, 2021 and 329.0 million on June 30, 2020.
6	Adjusted EBITDA = Net income + Income tax and social contribution + Depreciation and amortization – Other Financial income + Exchange rate expenses + M&A Expenses + LTIP expenses.

I - Statement of Income
Non-GAAP disclosure
This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.
These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
Non-GAAP results consist of our GAAP results as adjusted to exclude the following items:
LTIP expenses: This consists of expenses for equity awards under our two long-term incentive plans (LTIP and LTIP‑Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non‑cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.
M&A expenses: This consists of expenses for mergers & acquisitions (“M&A”) transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions, as well as amortization and write-downs of the fair value of certain acquired assets. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non‑recurring and do not correlate to the operation of our business.
Income tax and social contribution on LTIP and M&A adjustments: This represents the income tax effect related to the adjustments from LTIP expenses and M&A expenses mentioned above.
For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see the tables elsewhere in this press release under the following headings: “Reconciliation of Total Expenses to non‑GAAP Total Expenses,” “Reconciliation of Income Tax and Social Contribution to non-GAAP Income Tax and Social Contribution,” “Reconciliation of Net Income to non‑GAAP Net Income,” “Reconciliation of Net Income to Adjusted EBITDA”, “Reconciliation of Basic and diluted EPS to non‑GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to non-GAAP Measures.”

Total revenue and income
Total revenues and income reached R$2,369.6 million in the second quarter of 2021, an improvement of 74.6% from R$1,357.4 million reported in the second quarter of 2020. The growth was mainly due to an increase in our Acquiring TPV and will be detailed in each revenue and income lines described below.

Revenue from transaction activities and other services
Revenues from transaction activities and other services in the 2Q21 amounted to R$1,548.1 million, an improvement of R$691.6 million, or 80.8%, from R$856.5 million presented in the 2Q20, because of the factors described below:
Gross revenues from transaction activities and other services in the 2Q21 amounted to R$1,739.5 million, an improvement of R$775.2 million, or 80.4%, from R$964.3 million recorded in the 2Q20. This increase was principally due to an increase of 30.5% in our active merchant base and a growth of 89.1% in our Acquiring TPV, which increased to R$56.3 billion from R$29.8 billion reported in 2Q20. In addition, in the second quarter of 2021, we recognized R$67.9 million in membership fees, an increase of R$37.6 million, from R$30.3 million presented in the 2Q20.

Deductions from gross revenues from transaction activities and other services, which consist principally of taxes, amounted to R$191.4 million in the second quarter or 11.0% of Gross revenues from transaction activities and other services for the quarter. In the 2Q20, these deductions totaled R$107.8 million, or 11.2% in relation to the Gross revenue from transaction activities and other services for the quarter. The R$83.6 million, or 77.5%, increase in these deductions is directly related to our higher Acquiring TPV. Additionally, in 2Q21, R$6.3 million of these deductions corresponded to membership fee taxes, which corresponds to a growth of R$3.4 million from R$2.9 million recorded in the 2Q20.

Financial income
The quarterly Financial income, which represents the discount fees we withhold from credit card transactions in installments for the early payment of accounts receivable, attained R$786.6 million, an increase of R$327.4 million, or 71.3%, from R$459.2 million presented in the 2Q20. The financial income growth was driven by a higher Acquiring TPV.

Other financial income
Other financial income reached R$34.9 million in the 2Q21, a decrease of R$6.8 million, or 16.5%, from R$41.7 million in the 2Q20. This reduction was explained mainly by the decrease in the interest on cash and cash equivalents plus financial investments as a result of the lower levels of amounts invested.

Expenses

GAAP
+115.0%
Non-GAAP
+106.8%
945.0
2,031.4
928.9
1,920.8
2Q20
2Q21
2Q20
2Q21
% of Total revenue and income
69.6%
85.7%
68.4%
81.1%

Total expenses amounted to R$2,031.4 million in the 2Q21, R$1,086.4 million higher, or 115.0%, in comparison to the R$945.0 million presented in the 2Q20. As a percentage of our Total revenues and income, quarterly total expenses in the 2Q21 increased by 16.1 percentage points, to 85.7% from 69.6% reported in the 2Q20.
Non-GAAP total expenses amounted to R$1,920.8 million in the second quarter of 2021, an increase of R$991.9 million, or 106.8%, from R$928.9 million recorded in the 2Q20. As a percentage of our Total revenues and income, non-GAAP total expenses represented 81.1% in the 2Q21, an increase of 12.7 percentage points when compared to the 68.4% presented in the 2Q20.

Reconciliation of Total Expenses to Non-GAAP Total Expenses (R$ millions):	For the three months ended June 30, 2021	For the three months ended June 30, 2020	Var.%

Total Expenses	(2,031.4)	(945.0)	115.0%
(-) LTIP expenses [1]	105.8	16.1	56.2%
(-) M&A expenses [2]	4.8	—	100.0%
Non-GAAP Total Expenses	(1,920.8)	(928.9)	106.8%

[1]
LTIP expenses: LTIP expenses consists of expenses for equity awards under our long-term incentive plan (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended June 30, 2021 and 2020, the amounts of R$105.8 million and R$16.1 million, respectively, were mainly related to the recurrent quarterly provision, payroll taxes related to LTIP and LTIP-Goals, including the update of our stock price and variation of the US$/R$ exchange rate and new shares issued to preexisting LTIP beneficiaries.

[2]
M&A expense: This consists of expenses for M&A transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions and amortization and write-downs of the fair value of certain acquired assets in the three months ended June 30, 2021, amounting to R$4.8 million. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non recurring and do not correlate to the operation of our business.

Cost of services

GAAP
+63.2%
1,295.0
793.3
Non-GAAP
+62.7%
1,286.8
791.0
2Q20
2Q21
2Q20
2Q21
% of revenue from transaction activities and other services
92.6%
83.4%
92.4%
82.9%

Cost of services reached R$1,295.0 million in the 2Q21, an increase of R$501.7 million, or 63.2%, from R$793.3 million reported in the 2Q20. As a percentage of the total of our Revenues from transaction activities and other services, our Cost of services decreased 9.2 percentage points, to 83.4% in the 2Q21 from 92.6% in the 2Q20, due to:
i)Depreciation of the POS devices in the 2Q21 amounted to R$106.8 million, an increase of R$75.6 million, from R$31.2 million presented in the 2Q20;
ii)Costs of maintenance of POS devices and freight in the 2Q21 reached R$56.4 million, a growth of R$14.1 million, from R$42.3 million recorded in the 2Q20;
iii)Interchange fees paid to card issuers in the second quarter of 2021, attained R$676.5 million, a rise of R$348.8 million, from R$327.7 million reported in second quarter of 2020;
iv)Card scheme fees in the second quarter of 2021 totaled R$151.6 million, a hike of R$60.0 million, from R$91.6 million presented in the same period of 2020.
These increases in items (i) and (ii) refer to more POS acquisitions and shipping to clients. The increases in items (iii) and (iv) are mainly related to a higher Acquiring TPV and, consequently, to the increased revenues from transactions and other services.
In the second quarter of the year 2021, the non-GAAP Cost of services reached R$1,286.8 million (reflecting the exclusion of the LTIP adjustment of R$8.3 million in the quarter), an increase of R$495.8 million, or 62.7%, from R$791.0 million reported in the 2Q20 (reflecting the exclusion of the LTIP adjustment of R$2.3 million in the 2Q20). As a percentage of the total of our Revenues from transaction activities and other services, our non-GAAP Cost of services decreased 9.5 percentage points, to 82.9% in the 2Q21 from 92.4% in the 1Q20. For a reconciliation of non-GAAP cost of services to the GAAP cost of services, see page 22 of this earnings release.

Selling expenses

GAAP
+227.1%
363.8
111.2
Non-GAAP
+227.0%
363.6
111.2
2Q20
2Q21
2Q20
2Q21

% of total revenue and income	8.2%	15.5%	8.2%	15.5%

Quarterly selling expenses amounted to R$363.8 million in the 2Q21, an increase of R$252.6 million, or 227.1%, from R$111.2 million presented in 2Q20. As a percentage of our Total revenues and income, Selling expenses increased by 7.3 percentage points, to 15.5%, in the 2Q21, from 8.2% in 2Q20. This increase in Selling expenses as a percentage of Total revenue and income was mainly due to the increase in marketing expenses, chargebacks following the growth of Acquiring TPV and Hubs’ workforce expansion in this quarter.
For the second quarter of 2021, non-GAAP Selling expenses amounted to R$363.6 million (reflecting the exclusion of the LTIP adjustment of R$0.2 million in the quarter), an increase of R$252.4 million, or 227.0%, from R$111.2 million reported in the same period of 2020. For a reconciliation of non-GAAP Selling expenses to Selling expenses, see page 22 of this earnings release.

Administrative expenses

GAAP
+139.6%
94.3
225.9
Non-GAAP
+56.1%
80.5
125.6
2Q20
2Q21
2Q20
2Q21
% of total revenue and income
6.9%
9.6%
5.9%
5.3%

Administrative expenses reached R$225.9 million in the quarter, R$131.6 million higher, or 139.6%, when compared to the R$94.3 million reported in the 2Q20. As a percentage of our Total revenues and income, the Administrative expenses rose by 2.6 percentage points, to 9.5% in the quarter from 6.9% in the 2Q20. This rise was mainly due to an increase in our share based long term incentive plan (LTIP) expenses in the amount of R$97.5 million in 2Q21, an increase of R$83.7 million, from R$13.8 million recorded in the 2Q20 and the higher expenses related to workforce.
In the period ended June 30, 2021, non-GAAP Administrative expenses amounted to R$125.6 million, a growth of R$45.1 million, or 56.1%, from R$80.5 presented in the 2Q20. These amounts exclude the LTIP adjustment of R$97.5 million in 2Q21 and R$13.8 in the 2Q20 and also exclude M&A expenses related to the amortization of fair value assets acquired in the amount of R$2.8 million in the 2Q21. As a percentage of Total revenues and income, non-GAAP Administrative expenses were 5.3% in the second quarter of 2021, a decrease of 0.6 percentage points compared to 5.9% reported in the 2Q20. For a reconciliation of non-GAAP administrative expenses to GAAP Administrative expenses, see page 22 of this earnings release.

Financial expenses

+648.5%
133.8
17.9
2Q20
2Q21
% of financial income
3.9%
17.4%

Quarterly Financial expenses summed R$133.8 million, in the 2Q21, an increase of R$115.9 million, or 648.5%, from expenses of R$17.9 million presented in the 2Q20. Expressed as a percentage of our Financial income, Financial expenses represented 16.9% in the 2Q21 and 3.9% in the 2Q20. This increase was mainly driven by the higher volume of early payment of 2Q20 receivables from bank issuers anticipated to 2Q20 to protect the cash flow of the company in the begging of the pandemic. The expenses related to that was booked in 1Q20 and based on that the Financial Expenses for 2Q20 was lower than a regular quarter. On top of that the TPV volumes increased fast from 2020 impacting the working capital needs related to advances of merchant’s receivables. Our Certificates of Deposits and the US$/R$ exchange rate expenses also increased from 2020.

Other income (expenses), net
*Excluding the effect of R$84.3 million related to the reversal of taxation of PIS/COFINS on financial income.

Other income (expenses), net recorded expenses of R$13.0 million in the 2Q21, a decrease of R$84.6 million, or 118.1%, from expenses of R$71.6 million reported in 2Q20. This decrease in Other income (expenses) was mainly driven by in the reversal of taxation of PIS/COFINS on financial income in the 2Q20, in the amount of R$84.3 million.
In the period ended June 30, 2021, non-GAAP Other income (expenses), net amounted to an expense of R$11.0 million. These amounts exclude M&A expenses related to the write-downs of the fair value of certain acquired assets in the amount of R$2.0 million in the 2Q21. For a reconciliation of Other income (expenses), net to non-GAAP Other income (expenses), net, see page 22 of this earnings release.

Profit before income taxes

GAAP
-18.0%
Non-GAAP
+4.7%
+3.1%
+30.3%
412.4
328.1
338.2
428.6
344.3
448.8
2Q20
2Q20*
2Q21
2Q20
2Q20*
2Q21

*Excluding the effect of R$84.3 million related to the reversal of taxation of PIS/COFINS on financial income.
Profit before income taxes amounted to R$338.2 million in the second quarter of 2021, a decrease of R$74.2 million, or 18.0%, from R$412.4 million reported in the same period of 2020. The non-GAAP Profit before income taxes amounted to R$448.8 million in the 2Q21, an increase of R$20.2 million, or 4.7% from R$428.6 million 2Q20. For a reconciliation of our non-GAAP Profit before income taxes to our Profit before income taxes, see page 22 of this earnings release.

Income tax and social contribution

GAAP
-43.1%
-24.5%
Non-GAAP
-14.8%
-11.6%
116.1
87.4
66.0
121.6
92.9
103.7
2Q20
2Q20*
2Q21
2Q20
2Q20*
2Q21
Effective tax rate
28.2%
26.6%
19.5%
28.4%
27.0%
23.1%

*Excluding the effect of income tax in the amount of R$28.7 million related the reversal of taxation of PIS/COFINS on financial income.
Income tax and social contribution amounted to an expense of R$66.0 million in the 2Q21, a decrease of R$50.1 million, or 43.1%, from an expense of R$116.1 million presented in the 2Q20. This item consists of current income tax and social contribution and deferred income tax and social contribution.
Our effective tax rate decreased by 8.7 percentage points to 19.5% in the 2Q21 from 28.2% in the 2Q20. In both periods, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the Technological Innovation Law (Lei do Bem), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.
Non-GAAP Income tax and social contribution expense for the 2Q21 amounted to R$103.7 million, a decrease of R$17.9 million, or 14.8%, from an expense of R$121.6 million in the 2Q20.
The effective tax rate on our non-GAAP Income tax and social contribution decreased by 5.3 percentage points to 23.1% in second quarter of 2021, from 28.4% in the second quarter of 2020. The difference of 3.6 percentage points between the non-GAAP effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was the effect of income tax related to LTIP and M&A expenses.

Reconciliation of Income Tax and Social Contribution to Non-GAAP Income Tax and Social Contribution (R$ million):	For the three months ended June 30, 2021	For the three months ended June 30, 2020	Var.%

Income tax and social contribution	(66.0)	(116.1)	(43.1)%
(-) Income tax and social contribution on LTIP and M&A adjustments [1]	(37.6)	(5.5)	586.5%
Non-GAAP Income tax and social contribution	(103.7)	(121.6)	(14.8)%

[1]
Income tax and social contribution on LTIP and M&A adjustments: the amounts of R$37.6 million and R$5.5 million, respectively, consist of income tax at the rate of 34% calculated on the LTIP and M&A expenses.

Net income for the period

GAAP
-8.2%
+13.0%
296.3
240.7
272.1
Non-GAAP
+12.5%
+37.4%
306.9
251.3
345.2
2Q20
2Q20*
2Q21
2Q20
2Q20*
2Q21
Net Margin %
21.8%
17.7%
11.5%
22.6%
18.5%
14.6%

*Excluding the effect of R$84.3M related to the reversal of taxation of PIS/COFINS on financial income net of income tax of R$28.7 million.
Net income for the period ended 2Q21, amounted to R$272.1 million, a decrease of R$24.2 million, or 8.2%, from R$296.3 million in the second quarter of 2020. The Net Margin for the period decreased by 10.3 percentage points, to 11.5%, in the 2Q21 when compared to 21.8% in the 2Q20.
Non-GAAP Net income for the quarter amounted to R$345.1 million, an increase of R$38.1 million, or 12.5%, from R$307.0 reported in the 2Q20, reflecting the sum of the LTIP and M&A adjustments described below.

Reconciliation of Net Income to Non-GAAP Net Income (R$ million):	For the three months ended June 30, 2021	For the three months ended June 30, 2020	Var.%

Net Income	272.1	296.3	(8.2)%
LTIP expenses [1]	105.8	16.1	556.2%
M&A expenses [2]	4.8	—	100.0%
Income tax on LTIP and M&A adjustments [3]	(37.6)	(5.5)	586.5%
Total Non-GAAP net income adjustments	73.0	10.6	584.7%
Non-GAAP Net Income	345.1	307.0	12.4%

[1]
LTIP expenses: LTIP expenses consists of expenses for equity awards under our long-term incentive plan (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended June 30, 2021 and 2020, the amounts of R$105.8 million and R$16.1 million, respectively, were mainly related to the recurrent quarterly provision, payroll taxes related to LTIP and LTIP-Goals, including the update of our stock price and variation of the US$/R$ exchange rate and new shares issued to preexisting LTIP beneficiaries.

[2]
M&A expenses: This consists of expenses for M&A transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions, and for the amortization of the fair value of the acquired assets in the amount of R$2.8 million and write-downs of the fair value of certain acquired assets amounting to R$2.0 million in the three months ended June 30, 2021. We exclude M&A expenses from our Non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.

[3]
Income tax and social contribution on LTIP and M&A adjustments: In the three months ended June 30, 2021 and 2020, the amounts of R$37.6 million and R$5.5 million, respectively, consist of income tax at the rate of 34% calculated on the LTIP and M&A adjustments.

Adjusted EBITDA
*Excluding the effect of R$84.3 million related to the reversal of taxation of PIS/COFINS on financial income.
Adjusted EBITDA is a non-GAAP measure. Our Adjusted EBITDA in the 2Q21 amounted to R$628.6 million, an increase of R$160.4 million, or 34.3%, from R$468.2 million reported in the 2Q20, which is calculated using Net income and adding (i) income tax and social contribution, plus (ii) depreciation and amortization, minus (iii) other financial income, plus (iv) US$/R$ exchange rate expenses related to variations in the exchange rate applicable to financial assets or liabilities held in foreign currency, plus (v) M&A expenses (vi) and adding LTIP expenses.
We are not considering the exclusion of M&A expenses in the amount of R$2.8 million in the 2Q21 because they are related to the amortization of fair value assets acquired and already considered in Depreciation and amortization. The amount of R$2.0 million related to the write-downs of the fair value of certain acquired assets considered in Administrative expense are included in M&A expenses.
The increase is mainly related to depreciation and amortization, which in the 2Q21 amounted to R$181.5 million, an increase of R$100.1 million, or 123.0%, from R$81.4 million in the 2Q20, this increase was explained by the increase in our POS devices, in addition to the increase of LTIP compensation expenses incurred. Below the reconciliation from Net Income to Adjusted EBITDA.

Reconciliation of Net Income to Adjusted EBITDA (R$ million):	For the three months ended June 30, 2021	For the three months ended June 30, 2020	Var.%

Net Income	272.1	296.3	(8.2)%
(+) Income tax and social contribution	66.0	116.1	(43.1)%
(+) Depreciation and amortization	181.5	81.4	123.0%
(-) Other Financial income	(34.9)	(47.8)	(27.1)%
(+) Exchange rate expenses	36.1	6.1	(491.0)%
(+) M&A Expenses	2.0	—	100.0%
(+) LTIP expenses [1]	105.8	16.1	557.1%
Adjusted EBITDA	628.6	468.2	34.3%

[1]
LTIP expenses: Stock-based compensation expenses in the total amount of R$105.8 million (R$16.1 million in the three months ended June 30, 2020), consisting of expenses for equity awards under our LTIP. We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.

II - Cash Flow
Cash and cash equivalents at the beginning of the six months ended June 30, 2021 amounted to R$1,640.1 million.
Profit before income taxes in the six months ended June 30, 2021 was R$698.5 million.
The adjustments for revenues, income and expenses recorded in the income statement in the six months ended June 30, 2021 but which did not affect our cash flows totaled the positive amount of R$879.4 million, mainly due to R$185.4 million of Share-based long-term incentive plan (LTIP) expenses, R$320.2 million in chargebacks, R$339.8 million of depreciation and amortization recorded in our income statement and R$29.1 million of reversal of taxes and contributions. LTIP expenses relate to equity awards under our LTIP, chargebacks refer to losses recognized during the period related to card processing operations (acquiring and issuing), losses on digital accounts and provision for delinquency rate of credit portfolio.
The adjustments for changes in operating assets and liabilities in the six months ended June 30, 2021 amounted to negative cash flow of R$1,378.9 million:
•Accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$17,697.3 million at June 30, 2021 compared to R$16,076.5 million at year-end 2020) excluding interest income received in cash and Chargebacks, which are presented separately in the statement of cash flows. Accounts receivable represented negative cash flow of R$2,196.9 million in the six months ended June 30, 2021.
•Payables to third parties’ item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$10,007.6 million on June 30, 2021 compared to R$10,101.5 million at year-end 2020). Payables to third parties represented negative cash flow of R$125.3 million in the six months ended June 30, 2021.
•Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties’ item mainly with UOL of Current Liabilities on our balance sheet (R$288.2 million on June 30, 2021 compared to R$58.3 million at year-end 2020). Receivables from (payables to) related parties represented positive cash flow of R$229.8 million in the six months ended June 30, 2021.
•Salaries and social charges item consists of the amounts that were recorded on our statement of income, but which remained unpaid at the end of the period. This item represented negative cash flow of R$4.3 million in the six months ended June 30, 2021.
•Trade payables item consists of the difference between the opening and closing balances of the trade payables (R$343.8 million on June 30, 2021 compared to R$335.5 million at year-end 2020). Trade payables represented positive cash flow of R$9.2 million in the six months ended June 30, 2021.
•Taxes and contributions item consists of sales taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$38.0 million in the six months ended June 30, 2021.
•Financial investments (mandatory guarantee) item consists of the minimum amount that we need to maintain as required by the Brazilian Central Bank. This item represented a positive cash flow of R$20.6 million in the six months ended June 30, 2021.

•Taxes recoverable item consists of withholding taxes and recoverable taxes on transaction activities and other services and purchase of POS devices. This item represented negative cash flow of R$134.3 million in the six months ended June 30, 2021, mainly related to withholding taxes from FIDC quotas redeemed in 2021.
•Deposits item consists of issued certificates of deposit, excluding paid interest income paid to, which are presented separately in the statement of cash flows. This item represented a positive cash flow of R$999.8 million in the six months ended June 30, 2021.
We paid income tax and social contribution in cash totaling R$54.3 million and recorded positive cash flow of R$256.0 million related to interest income received in cash in the six months ended June 30, 2021.
As a result of the above, Net Cash used in operating activities in the six months ended June 30, 2021 totaled R$400.6 million.
Net cash used in investing activities in the six months ended June 30, 2021 totaled R$838.9 million. This amount consisted of R$325.2 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, R$475.6 million in purchases of property and equipment, mainly related to POS device purchases and positive cash flow of R$38.2 million related to the redemption of financial investments.
Cash flows provided by financing activities in the six months ended June 30, 2021 totaled R$6.2 million, this amount refers to non-controlling activities and payment of leases.
After accounting for the total decrease in Cash and cash equivalents of R$444.5 million discussed above, our Cash and cash equivalents on June 30, 2021 amounted to R$1,195.5 million.
Earnings webcast
PagSeguro (NYSE: PAGS) will host a conference call and earnings webcast on August 12, 2021 at 5:00 pm ET.
Event Details
HD Web Phone: Click here
Dial–in (Brazil): +55 (11) 4210-1803 or +55 11 3181-8565.
Dial–in (US and other countries): +1 (412) 717-9627 or +1 (844) 204-8942
Password: PagBank PagSeguro
Webcast: http://choruscall.websiteseguro.com/pagseguro/2q21.htm
About PagSeguro:
PagSeguro Digital is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies, and medium-sized companies in Brazil. Among its peers, PagSeguro Digital is the only financial technology provider in Brazil whose business model covers all the following five pillars:
•Multiple digital banking solutions
•In-person payments via point of sale (POS) devices that PagSeguro Digital provides to merchants
•Free digital accounts that PagSeguro Digital provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone credit, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services

•Issuer of prepaid, cash and credit cards
•Operate as a full acquirer
PagSeguro Digital is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank's platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro Digital's end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.
PagSeguro Digital's mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers
Contacts:
Investor Relations:
PagSeguro Digital Ltd.
+55 (11) 3914-9524
ir@pagseguro.com
investors.pagseguro.com
Forward-Looking Statements:
This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward‑looking statements. We cannot guarantee that such statements will prove correct. These forward‑looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward‑Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Three months ended June 30, 2021	Three months ended June 30, 2020	%
	(Amounts expressed in R$ millions)
Revenue from transaction activities and other services	1,548.1	856.5	81.3%
Financial income	786.6	459.2	72.1%
Other financial income	34.9	41.7	(36.6)%

Total revenue and income	2,369.6	1,357.4	74.6%

Cost of services	(1,295.0)	(793.3)	63.2%
Selling expenses	(363.8)	(111.2)	227.1%
Administrative expenses	(225.9)	(94.3)	139.6%
Financial expenses	(133.8)	(17.9)	647.4%
Other income (expenses), net	(13.0)	71.6	(118.1)%

PROFIT BEFORE INCOME TAXES	338.1	412.4	(18.0)%

Current income tax and social contribution	(1.7)	(18.0)	(96.6)%
Deferred income tax and social contribution result	(64.4)	(98.2)	(33.4)%

INCOME TAX AND SOCIAL CONTRIBUTION	(66.0)	(116.2)	(43.2)%

NET INCOME FOR THE PERIOD	272.1	296.3	(8.2)%
Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS

	Three months ended June 30, 2021	Three months ended June 30, 2020
	(Amounts expressed in R$ thousands, except share quantities and amounts per share)
Net income attributable to:
Owners of the Company	272,047	296,135
Non-controlling interests	97	179
Weighted average number of outstanding common shares	330,091,601	329,001,257
Weighted average number of common shares diluted	330,398,553	329,933,204
Basic earnings per common share - R$	0.8242	0.9001
Diluted earnings per common share - R$	0.8234	0.8976

Non-GAAP Net income	345,070	306,810
Weighted average number of outstanding common shares	330,091,601	329,001,257
Weighted average number of common shares diluted	330,398,553	329,933,204
Non-GAAP Basic earnings per common share - R$	1.0454	0.9325
Non-GAAP Diluted earnings per common share - R$	1.0444	0.9299

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

	As of June 30, 2021	As of December 31, 2020
	(Amounts expressed in R$ thousands)
Cash and cash equivalents	1,195,544	1,640,065
Financial investments	1,009,984	979,837
Accounts receivable	17,644,093	16,042,970
Inventories	72,971	30,429
Taxes recoverable	565,054	388,975
Other receivables	139,525	164,805
Total current assets	20,627,171	19,247,081

Accounts receivable	53,187	33,570
Judicial deposits	38,256	7,449
Deferred income tax and social contribution	88,083	83,296
Prepaid expenses	8,949	10,293
Investment	16,155	16,400
Property and equipment	2,047,630	1,802,613
Intangible assets	1,306,707	1,123,620
Total non-current assets	3,558,967	3,077,241

TOTAL ASSETS	24,186,138	22,324,322

Payables to third parties	9,817,037	10,101,510
Trade payables	343,938	335,539
Payables to related parties	288,169	58,336
Deposits	1,547,009	571,996
Salaries and social charges	217,834	175,198
Taxes and contributions	30,248	26,042
Provision for contingencies	20,092	17,063
Deferred revenue	195,252	186,219
Other liabilities	109,178	102,572
Total current liabilities	12,568,757	11,574,475

Deferred income tax and social contribution	1,259,056	1,132,595
Deposits	242,512	194,090
Provision for contingencies	12,815	11,741
Deferred revenue	26,757	27,336
Other liabilities	67,146	56,626
Total non-current liabilities	1,608,286	1,422,388

Share capital	26	26
Treasury shares	(870)	(13,609)
Capital reserve	5,909,994	5,784,288
Retained earnings	4,109,835	3,566,522
Equity valuation adjustments	(22,372)	(22,373)
Other comprehensive income	212	491
	9,996,825	9,315,346
Non-controlling interests	12,270	12,113

Total equity	10,009,095	9,327,456

TOTAL LIABILITIES AND EQUITY	24,186,138	22,324,322

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOWS STATEMENT

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	(Amounts expressed in R$ thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	698,528	908,591
Expenses (revenues) not affecting cash:
Depreciation and amortization	339,826	140,985
Chargebacks	320,160	130,496
Accrual of provision for contingencies	12,577	5,140
Share based long term incentive plan (LTIP)	185,425	30,333
Reversal of taxes and contributions	(29,114)	—
Loss on disposal of property, equipment and intangible assets	12,206	—
Other (income) cost, net	38,283	4,475

Changes in operating assets and liabilities
Accounts receivable	(2,196,876)	(646,289)
Financial investments (mandatory guarantee)	20,606	(128,442)
Inventories	(42,542)	(11,688)
Taxes recoverable	(134,305)	(75,404)
Other receivables	(4,133)	21,060
Deferred revenue	8,454	73,827
Other liabilities	23,088	3,286
Payables to third parties	(315,817)	303,594
Trade payables	9,200	(28,222)
Receivables from (payables to) related parties	229,833	119,024
Deposits	999,783	317,786
Salaries and social charges	(4,344)	3,152
Taxes and contributions	38,048	(112,474)
Provision for contingencies	(9,936)	(3,879)

	198,950	1,055,354

Income tax and social contribution paid	(54,302)	(8,883)
Interest income received	255,977	114,050

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	400,625	1,160,521

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment	(475,562)	(476,247)
Purchases and development of intangible assets	(325,164)	(217,294)
Redemption (Acquisition) of financial investments	(38,193)	839,070

NET CASH USED IN INVESTING ACTIVITIES	(838,919)	145,529

CASH FLOWS FROM FINANCING ACTIVITIES

Payment of leases	(6,384)	—
Acquisition of treasury shares	—	(44,775)
Capital increase by non-controlling shareholders	157	90

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(6,227)	(44,685)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(444,521)	1,261,362
Cash and cash equivalents at the beginning of the period	1,640,065	1,403,955
Cash and cash equivalents at the end of the period	1,195,544	2,665,317

RECONCILIATION OF GAAP MEASURES TO NON – GAAP MEASURES

	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020
	(Amounts expressed in R$ millions, except amounts per share)	(Amounts expressed in R$ millions, except amounts per share)

Total revenue and income	2,369.6	1,357.4

Non-GAAP total revenue and income	2,369.6	1,357.4

Total expenses	(2,031.4)	(945.0)
Less: Share-based long-term incentive plan (LTIP)	105.8	16.1
M&A expenses	4.8	—
Non-GAAP total expenses (1)	(1,920.8)	(928.9)

Profit before taxes	338.2	412.4
Plus: Total LTIP and M&A adjustments	110.6	16.1
Non-GAAP profit before taxes (2)	448.8	428.5

Income tax and social contribution	(66.0)	(116.1)
Less: Income tax and social contribution on LTIP and M&A adjustments	(37.6)	(5.5)
Non-GAAP deferred income tax (3)	(103.7)	(121.6)

Net income	272.1	296.3
Plus: Total LTIP and M&A adjustments	73.0	10.7
Non-GAAP net income (4)	345.1	307.0

Basic earnings per common share - R$	0.8242	0.9001
Diluted earnings per common share - R$	0.8234	0.8976
Non-GAAP basic earnings per common share - R$ (5)	1.0454	0.9325
Non-GAAP diluted earnings per common share - R$ (5)	1.0444	0.9299

Reconciliation of Net Income to Adjusted EBITDA (R$ million):	At and for the three months ended June 30, 2021	At and for the three months ended June 30, 2020	Var.%

Net Income	272.1	296.3	(8.2)%
(+) Income tax and social contribution	66.0	116.1	(43.1)%
(+) Depreciation and amortization	181.5	81.4	123.0%
(-) Other Financial income	(34.9)	(47.8)	(27.1)%
(+) Exchange rate expenses	36.1	6.1	491.0%
(+) M&A Expenses [1]	2.0	—	100.0%
(+) LTIP expenses [1]	105.8	16.1	557.1%
Adjusted EBITDA	628.6	468.2	34.3%

(1)
Non-GAAP total expenses excludes: LTIP expenses in the total amount of R$105.8 million (R$16.1 million in the three months ended June 30, 2020), consisting of expenses for equity awards under our LTIP. We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of LTIP expenses is allocated between Cost of services, Selling expenses and Administrative expenses. Excluding the LTIP expenses, Cost of services in the amount of R$1,295.0 million (R$793.3 million in the three months ended June 30, 2020) is adjusted by R$8.3 million (R$2.3 million in the three months ended June 30, 2020) resulting in non-GAAP Cost of services of R$1,286.8 million (R$791.0 million in the three months ended June 30, 2020); Selling expenses in the amount of R$363.8 million (R$111.2 million in the three months ended June 30, 2020) is adjusted by R$0.2 million, resulting in non-GAAP Selling expenses of R$363.6 million (R$111.2 million in the three months ended June 30, 2020); and Administrative Expenses in the amount of R$225.9 million (R$94.3 million in the three months ended June 30, 2020) is adjusted by R$97.5 million (R$13.8 million in the three months ended June 30, 2020) and is additionally adjusted by R$ 2.8 million of M&A expenses resulting in non-GAAP Administrative expenses of R$125.6 million (R$80.5 million in the three months ended June 30, 2020) and Other (expenses) income, net in the amount of R$13.0 million is adjusted by R$2.0 million of M&A expenses resulting in non-GAAP Other (expenses) Income, net of R$11.0.

(2)	Non-GAAP profit before income taxes reflects the adjustments described in footnote (1) above for LTIP expenses and M&A expenses.
(3)	Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the LTIP and M&A adjustments described in footnote (1) above.
(4)	Non-GAAP net income reflects the sum of the adjustments described in footnotes (1) and (3) above.
(5)	Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Equity holders of the parent.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2021

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer